Exhibit 99.1

News Release
B2Gold Reports 2014 Third Quarter Gold Production and Revenue.
Otjikoto Mine Construction Remains on Track with First Gold Production Scheduled for December.

Vancouver, October 28, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the third quarter and first nine months of 2014. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the third quarter/first nine months of 2014 include:

2014 Third Quarter Highlights

•	Gold production of 90,192 ounces
•	Gold revenue of $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce
•	Continued construction of the Otjikoto Mine on budget and schedule with first gold production scheduled for mid-December 2014
•	Acquisition of Papillon Resources Limited completed on October 3, 2014

2014 First Nine Months Highlights

•	Gold production of 272,199 ounces, an increase of 4% over the same period in 2013
•	Gold revenue of $364.2 million on sales of 283,607 ounces at an average price of $1,284 per ounce

Gold Production

Consolidated gold production in the third quarter of 2014 was 90,192 ounces, approximately 14% below budget and 9% less than in the same quarter last year. As discussed in the “Operations” section below, consolidated gold production was temporarily affected by recent SAG mill implementation issues at the Masbate Mine as well as continued installation delays for a dewatering system at the Limon Mine. Masbate’s new SAG mill is now running consistently and the Masbate Mine is expected to complete the year with a strong fourth quarter. In addition, the installation of Limon’s dewatering system is also progressing well and nearing completion. The Limon Mine, where lower grades have been temporarily processed, is now expected to resume normal operations/gold production in December.

In the first nine months of 2014, consolidated gold production totaled 272,199 ounces, 26,774 ounces below budget but 11,463 ounces higher than in the same period last year.

The Company is projecting another record year for gold production in 2014. However, due to lower than anticipated production in the third quarter, the Company now expects its full-year 2014 consolidated production guidance to be marginally lower than previously guided, with production now expected to be between 380,000 to 385,000 ounces of gold in 2014 (the Company’s previous guidance for 2014 had been 395,000 to 420,000 ounces of gold). B2Gold’s complete third quarter results will be released before the North American markets open on Friday, November 14, 2014. The final calculation of cash operating costs has not yet been completed, but consolidated cash operating costs for the first nine months of 2014 are estimated to be at the upper end of the Company’s original guidance range of $667 to $695 per ounce of gold.

The Company’s production forecast for 2014 does not include any estimated gold production from its Otjikoto development project in Namibia as any revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full-year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of approximately 540,000 ounces, based on current assumptions.

Gold Revenue

Gold revenue for the third quarter of 2014 was $114.9 million on sales of 91,282 ounces at an average realized price of $1,259 per ounce compared to $128.7 million on sales of 93,429 ounces at an average realized price of $1,378 per ounce in the third quarter of 2013. Gold revenue declined mainly due to a 9% decrease in the average realized gold price and timing of gold shipments.

For the first nine months of 2014, consolidated gold revenue was $364.2 million on sales of 283,607 ounces at an average realized price of $1,284 per ounce compared to $406.2 million on sales of 274,710 ounces at an average realized price of $1,479 per ounce in the same period last year. Gold revenue in the first nine months of 2013 included the sale of 20,811 ounces relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Operations (see also “Operating Results Table” at end of news release)

Masbate Gold Mine - Philippines

At the Masbate Mine in the Philippines, third quarter production in 2014 was 43,746 ounces of gold, 7,514 ounces below budget and 3,897 ounces less than in the same quarter in 2013. Gold production in the third quarter of 2014 was affected by recent SAG mill commissioning/maintenance issues which affected mill throughput and gold recoveries.

As planned, Masbate’s original SAG mill was shut down and replaced with a new SAG mill in the second quarter of 2014, from May 29th to June 28th. Initially, the new SAG mill performed well, but later, as the operators increased SAG mill loading in the third quarter, increased temperatures were observed at the SAG mill discharge bearing. Maintenance crews worked through a series of alignment exercises and cooling system modifications, resulting in lower operating temperatures. However, delays during maintenance affected throughput in the third quarter (1,578,000 tonnes compared to budget of 1,751,000 tonnes) and reduced loading affected gold recoveries (76.7% versus 81.4% budget), attributable to a coarser grind size.

By the end of the third quarter, the process plant was achieving designed throughput and running consistently, and Masbate’s gold production in early October for the period from October 1, 2014 to October 19, 2014 was 12,672 ounces, ahead of budget by 2,600 ounces. The new SAG mill is still operating at reduced power consumption, but with good throughput because of the soft oxide material currently being processed. Masbate’s management is finalizing the long-term remediation plan with the mill consultant whose final report is pending. Those solutions are expected to be implemented in January 2015. In the fourth quarter of 2014, higher grade oxide material from the Colorado Pit will be processed, with mill feed expected to be 70% oxide and gold grades expected to average 1.3 g/t. An additional excavator has been moved to the Colorado Pit, now that the new SAG mill is running consistently.

Although the Company anticipates Masbate to have a strong fourth quarter, due to the recent SAG mill implementation issues, the Company now expects Masbate’s full-year 2014 production to be approximately 180,000 ounces of gold.

Year-to-date gold production was 123,223 ounces compared to budget of 142,973 ounces, and to production of 129,520 ounces for the first nine months of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013).

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment and employees now having been transferred to the Company. Maintenance functions will be transferred at year-end.

Last year, the Company began a metallurgical sampling and analysis program (including additional metallurgical drilling) in order to assess the potential for a mill expansion at the Masbate Mine and to assist in mine planning. Conclusions are expected later in the fourth quarter of 2014, including an update of Masbate’s mineral reserves and related mine plan to incorporate the new recovery data. Management also continues to review and revise grade control procedures and mine practices to enhance performance.

La Libertad Gold Mine - Nicaragua

La Libertad Mine continues to perform well, producing 36,624 ounces of gold in the third quarter of 2014, comparable to budget of 37,029 ounces and 37,311 ounces produced in the third quarter of 2013. Gold grades were slightly higher than expected (2.20 g/t processed versus 2.19 g/t budget) which partially offset slightly lower throughput (547,876 tonnes versus 560,520 tonnes budget) due to minor plant maintenance in September. Gold recoveries remained high at 94.4%.

For the first nine months of 2014, gold production at La Libertad Mine was 112,901 ounces, exceeding budget by 4,051 ounces, and approximately 18% higher than in the same quarter in 2013.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014.

The permitting process for the next operating pit at La Libertad, the Jabali Antenna Pit, has now commenced.

El Limon Gold Mine - Nicaragua

The Limon open pit and underground mine produced 9,822 ounces of gold in the 2014 third quarter, 6,829 ounces below budget and 4,216 fewer ounces than in the same quarter last year. Gold production in the quarter continued to be temporarily affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to delays in the installation of its dewatering system (designed to remove hot water from the deeper areas of Santa Pancha 1). As a result of these delays, access to higher grade zones at Santa Pancha 1 was affected. Delays in installation were mainly due to difficulties in establishing and casing the 100 metre deep dewatering holes that extend from the underground pump station. The holes were successfully cased near the end of the third quarter and technical teams can now complete the remaining construction, anticipated to be completed in early November. Mill feed (which had been budgeted to be 46% high grade material from Santa Pancha 1) was achieved in the quarter with ore coming mainly from lower grade zones at Santa Pancha 1 and surface sources. Therefore, gold grades processed in the quarter were 2.82 g/t compared to budget of 4.34 g/t.

The Limon Mine is expected to resume normal operations/gold production levels in December. However, due to the above mentioned delays, the Company now expects Limon’s full-year 2014 production to be approximately 50,000 ounces of gold.

For the nine months ended September 30, 2014, El Limon produced 36,075 ounces of gold compared to budget of 47,150 ounces and to 42,286 ounces produced in the same period in 2013.

Development projects

Otjikoto Development Project - Namibia

Construction at the Otjikoto Project remains on time and on budget, for completion in the fourth quarter of 2014. The first gold pour is scheduled for mid-December this year, with the first full-year of production being 2015. Mining activities have progressed as planned and both high and low grade ore are currently being stockpiled in anticipation of final plant completion.

Process plant construction activities are now being finalized and commissioning of the plant has begun and is ongoing. All leach and carbon-in-pulp tanks have been erected as well as the diesel and water reservoir tanks. Construction of the primary crusher and stockpile facility is complete. Both the SAG and ball mills have been installed as has the gravity concentration circuit. The smelt house (gold room) has been completed, as well as the 24 megawatt electrical power facility. The main mine communications tower has been constructed and commissioned. The tailings facility is complete, including the placement of a 1.5 km² impermeable plastic liner to protect the environment. The project has captured water to use during start-up of the mill. Production and dewatering boreholes have been drilled, pump tested and installed.

Surface mine development has progressed well. Ore mining commenced in June 2014 and activities have focused on building the ore stockpiles in preparation for feed to the plant. Project-to-date mining is in line with budget and stands at 12.7 million tonnes of total rock mined.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto Mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year. The Company expects to complete a new Otjikoto Mine plan that will include the mill expansion and Wolfshag Mine plan in the first quarter of 2015.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program focused primarily on infill drilling on the northern portion of the Wolfshag zone and further testing the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program also included metallurgical and geotechnical test work for the Wolfshag zone.

Fekola Development Project - Mali

On October 3, 2014, the Company completed the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of Papillon Resources Limited (“Papillon”). The Company is committed to advancing Papillon’s Fekola Project and expects that a significant portion of its Otjikoto Mine construction team will provide the core construction team for Fekola. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production to approximately 900,000 ounces.

The Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project in the first quarter of 2015.

Qualified Person

Tom Garagan, P. Geo, is a Qualified Person as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects. All of the scientific and technical disclosures contained in this press release was reviewed and approved by Tom Garagan.

Third Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter results before the North American markets open on Friday, November 14, 2014.

B2Gold executives will host a conference call to discuss the results on Friday, November 14, 2014 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-2216 or toll free at 866-223-7781, prior to the scheduled start time or, you may listen to the call via webcast by clicking : http://www.investorcalendar.com/IC/CEPage.asp?ID=173364. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 3424187).

Operating Results Table

Third quarter and year-to-date 2014 production and sales, as compared with production and sales in the comparative 2013 periods, were as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2014	2013	2014	2013
Gold produced (ounces):
Masbate	43,746	47,643	123,223	122,433
La Libertad	36,624	37,311	112,901	96,017
El Limon	9,822	14,038	36,075	42,286
Total ounces produced	90,192	98,992	272,199	260,736

Gold sold (ounces):
Masbate	44,700	41,557	129,100	137,201
La Libertad	36,782	38,572	115,707	94,109
El Limon	9,800	13,300	38,800	43,400
Total ounces sold	91,282	93,429	283,607	274,710

Gold revenue ($ in thousands):
Masbate	56,417	59,507	165,345	209,111
La Libertad	46,196	51,434	148,795	134,430
El Limon	12,311	17,789	50,062	62,677
Total ounces sold	114,924	128,730	364,202	406,218

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or recategorization of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential expansion of the Masbate mill, the decision to proceed with the development of, the potential completion of, and production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.